REPORT OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS
OF GENTIUM S.P.A. REGARDING
EXTRAORDINARY SHAREHOLDERS’ MEETING

Dear Shareholders:

An Extraordinary Shareholders’ meeting of Gentium S.p.A. (the “Company”) has been called in order to examine the proposals of the Board of Directors relating to (i) the possible cancellation of the par value of the ordinary shares of the Company, including removal of the par value of the ordinary shares of the Company previously authorized, (ii) the granting to the Board of Directors, pursuant to article 2443 of the Italian Civil Code, of the power to increase the capital of the Company on a separable basis, in one or more transactions, for a rights offering in which 3/4 of any such capital increase will initially be offered to existing shareholders and 1/4 of any such capital increase will be reserved for issuance to employees as equity incentives under the Company’s equity incentive plans in effect from time to time, pursuant to article 2441, eight paragraph of the Italian Civil Code, and (iii) the amendment to article 6 of the Bylaws of the Company as a result of the resolutions under points (i) and (ii) above.

The “first call” for this meeting is June 26, 2009, at 11:00 a.m., Italian time, at the offices of the Notary Public, Mr. Massimo Caspani, in Via Pessina no. 3, Como, Italy. Should a quorum not be present for the first call (i.e., attendance by shareholders representing a majority of the outstanding shares of the Company), a “second call” for this meeting will be on June 30, 2009 at the same time and place. At the second call, if necessary, shareholders representing at least one-third of the outstanding shares of the Company shall constitute a quorum for the extraordinary shareholders’ meeting.

Holders of the Company’s American Depositary Shares (“ADSs”) of record on May 13, 2009 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Bank of New York will vote its ordinary shares pursuant to the instructions it receives from the ADS holders at either the first call or the second call, as the case may be. At the first call, shareholders representing a majority of the outstanding shares of the Company must vote in favour to approve any resolution proposed at the extraordinary shareholders’ meeting. At the second call, if necessary, shareholders representing two-thirds of the shares present must vote in favour to approve any resolution proposed at the extraordinary shareholders’ meeting.  The Board of Directors submits the following resolution for your consideration.

1.           Cancellation of the par value of all the shares of the Company.

Pursuant to article 2328 and 2346 of the Italian Civil Code, it is possible for Italian stock corporations to issue and have shares without a par value. In such case, the “implied” par value of the shares shall be represented by the ratio between the amount of the capital of the company and the number of outstanding shares.

The proposal concerning the cancellation of the par value of the shares of the Company, which is subject to your approval, is grounded on the fact that such cancellation of the par value may represent a means of administrative simplification in order to facilitate certain transactions with respect to the share capital.

Moreover, in case of a capital increase, the absence of a formal par value of the shares would allow the Company to determine the number of new shares to be issued, at a subscription price which might be equal, higher or lower than the “implied” par value of the outstanding shares (i.e., by the ratio between the amount of the capital of the Company and the number of outstanding shares). It is worth noting that such ability would not affect the total amount of the share capital, which would be preserved in any case. In fact, the actual contributions to be paid by the subscribing shareholders/third parties shall be at least equal to the amount of the capital increase (irrespective of the number of new shares issued in connection with such capital increase).

In addition, the Company could benefit from the possibility to issue new shares at a price lower than the current par value of the shares, since a lower subscription price could attract potential investments in the Company by the current shareholders or third parties investors. Given the difficult global economic environment, it is  necessary that the Company be able to issue shares at a price consistent with the current market price of the Company’s ADSs listed on the NASDAQ Global Market.

Therefore, the Board of Directors deems appropriate to submit for your approval the amendment to article 6 of the Bylaws of the Company in order to cancel the par value of the shares of the Company.

In addition, the Board of Directors suggests that any express or implied reference to the par value of the shares of the Company reported in the Bylaws should no longer be applicable to the shares of the Company.

2.           Granting of powers to the Board of Directors, pursuant to article 2443 of the Italian Civil Code, to increase the capital of the Company in cash, up to an amount equal to Euro 100,000,000 on a separable basis, in one or more transactions, for a rights offering with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase, and with the faculty to reserve 1/4 of any such capital increase to employees under the Company’s equity incentive plans in effect from time to time.

2.1           Funding needs of the Company
The Board of Directors of the Company, during the meetings held, in the past year, addressed the need of the Company to raise new funds in order to continue to operate as a going concern. The Company is projected to run out of cash at the end of August 2009. The Company needs funds to continue its development of defibrotide to treat and prevent veno-occlusive disease and obtain regulatory approval to market defibrotide for these uses.

The Board of Directors deems that it would be advisable to increase the capital of the Company, as specified in the following paragraphs, in order to allow the Company to pursue its corporate purpose and to avoid the risk of liquidation for impossibility of achieving the corporate purpose. Raising funds through means other than issuing equity may be less favourable to the Company or would require a more complex procedure. The Company’s current revenues are limited and not sufficient to fund the completion of clinical trials necessary to obtain regulatory approval to market defibrotide to treat and/or prevent veno-occlusive disease.

It would be advisable for the Board of Directors to have the discretion to increase the capital of the Company as specified in the following paragraphs, to allow the flexibility to meet these funding requirements.

2.2	Reasons for granting the Board of Directors with the power to increase the capital pursuant to article 2443 of the Italian Civil Code

The Company needs the flexibility to raise funds quickly and efficiently from time to time. It is of vital importance that the Company be able to effect capital increases and issue shares when the market conditions are most favorable. The need to obtain the approval of the shareholders for each capital increase will require a longer process, could result in adverse market reactions and could preclude the Company from taking advantage of favorable market conditions if and when available. It is also very important for the Company to show a strong ability to raise funds quickly and efficiently to the market and to potential co-sponsors, strategic partners and financing institutions.

In addition, the Board of Directors deems that it would be appropriate to be granted with the power to reserve an amount equal to 1/4 of the capital increase to employees as equity incentives under the Company’s equity incentive plans in effect from time to time. Given the current financial situation of the Company, it is important to attract and retain key employees by having the ability to compensate such employees with equity consistent with the current market price of the Company’s ADSs. The Board of Directors believes that having the ability to employ and retain key employees is necessary for the success of the Company.

In light of the above, the Board of Directors of the Company proposes to the Shareholders to amend the Bylaws of the Company in order to increase the capital of the Company in cash, up to an amount equal to Euro 100,000,000, on a separable basis, in one or more transactions, through the issuance of up to a maximum of 120,000,000 shares, without par value, with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase, and with the faculty to reserve 1/4 of any such capital increase as equity incentives to employees under the Company’s equity incentive plans in effect from time to time, pursuant to article 2441, eight paragraph of the Italian Civil Code, while the remaining 3/4 of the capital increase will initially be offered to existing shareholders, pursuant to article 2441 of the Italian Civil Code.

2.3           Exercise and duration of the powers of the Board of Directors

If the amendment to the Bylaws is adopted, the Board of Directors shall have the power to effect, from time to time, capital increases on the terms and conditions specified under paragraph 2.2 above, in such amounts as it determines necessary, for a five-year term, starting from the date of the resolution of the Extraordinary Shareholders’ Meeting approving the amendment to article 6 of the Bylaws of the Company in line with paragraph 2.2 above.

3.           Amendment to article 6 of the Bylaws of the Company

The Board of Directors deems appropriate to submit to your approval the amendment to article 6 of the Company’s Bylaws which would be required as a consequence of the resolutions illustrated and proposed under Paragraphs 1 and 2 above.

In particular, the Bylaws of the Company shall be amended, in order to:

(i)	cancel the par value of the shares of the Company;

(ii)	grant the Board of Directors with the powers specified under paragraph 2 above;

(iii)
amend the delegation of powers granted to the Board of Directors by the Extraordinary Shareholders’ Meeting dated April 28, 2006, in order to take into account that the shares of the Company will no longer have a par value, it being understood that any exercise by the Board of Directors of its delegated powers carried out prior to the date of the next Extraordinary Shareholders’ meeting shall be fully valid and effective.

In particular, should the above mentioned proposals be approved by the Extraordinary Shareholders’ meeting of the Company, article 6 of the Company’s Bylaws would be amended as follows.

Current Version	Amended Version
Article 6 CAPITAL	Article 6 CAPITAL

The capital of the company is equal to Euro 14,956,317 (fourteen million nine hundred fifty six thousand three hundred sixteen).	The capital of the company is equal to Euro 14,956,317 (fourteen million nine hundred fifty six thousand three hundred sixteen)

The capital is divided into no. 14,956,317 (fourteen million nine hundred fifty six thousand three hundred sixteen) shares, having par value of Euro 1 (one) each.	The capital is divided into no. 14,956,317 (fourteen million nine hundred fifty six thousand three hundred sixteen) shares.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased:	By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased:

• up to a maximum amount equal to Euro 1,335,000 (one million three hundred and thirty five thousand) divided into 1,335,000 shares having a par value of Euro 1 (one) each, solely reserved to the conversion of the convertible bonds issued based on the same resolution of the shareholders’ meeting; as of January 28, 2008, such amount was reduced to 975,495 (nine hundred seventy-five thousand four hundred ninety-five) Euro as a consequence of the conversion of no. 359,505 (three hundred fifty-nine thousand five hundred five) bonds;

• up to a maximum amount equal to Euro 1,335,000 (one million three hundred and thirty five thousand) divided into 1,335,000 shares having a par value of Euro 1 (one) each, solely reserved to the conversion of the convertible bonds issued based on the same resolution of the shareholders’ meeting; as of January 28, 2008, such amount was reduced to 975,495 (nine hundred seventy-five thousand four hundred ninety-five) Euro as a consequence of the conversion of no. 359,505 (three hundred fifty-nine thousand five hundred five) bonds;

• up to a maximum amount equal to Euro 881,100 (eight hundred eighty-one thousand and one hundred) divided into 881,100 shares having a par value of Euro 1 (one) each, reserved for the exercise of the warrants linked to the above mentioned convertible bonds; as of January 28, 2008, such amount was reduced to 858,366 (eight hundred fifty-eight thousand three hundred sixty-six) Euro as a consequence of the exercise of 22,734 (twenty-two thousand seven hundred thirty-four) warrant;

• up to a maximum amount equal to Euro 881,100 (eight hundred eighty-one thousand and one hundred) divided into 881,100 shares having a par value of Euro 1 (one) each, reserved for the exercise of the warrants linked to the above mentioned convertible bonds; as of January 28, 2008, such amount was reduced to 858,366 (eight hundred fifty-eight thousand three hundred sixty-six) Euro as a consequence of the exercise of 22,734 (twenty-two thousand seven hundred thirty-four) warrant;

on the terms and conditions provided by the above said resolution of the shareholders’ meeting dated September 30, 2004.	on the terms and conditions provided by the above said resolution of the shareholders’ meeting dated September 30, 2004.

Current Version	Amended Version

Moreover, the capital increases described above shall not be subject to amendments until the expiration of the terms provided for the exercise of the conversion right and the subscription option; during the period set forth for the conversion, not only the relevant Regulations, but also the provisions of article 2420-bis, fourth and fifth paragraph, and of article 2503-bis of the Italian Civil Code shall be complied with.

Moreover, the capital increases described above shall not be subject to amendments until the expiration of the terms provided for the exercise of the conversion right and the subscription option; during the period set forth for the conversion, not only the relevant Regulations, but also the provisions of article 2420-bis, fourth and fifth paragraph, and of article 2503-bis of the Italian Civil Code shall be complied with.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 4,554,000 (four million five hundred and fifty-four thousand), divided into 4,554,000 (four million five hundred and fifty-four thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed within September 30, 2009, on the terms and conditions provided in the same resolution; as of January 28, 2008, such amount was reduced to 302,875 (three hundred and two thousand eight hundred seventy-five) Euro as a consequence of the subscription of no. 4,251,125 (four million two hundred fifty-one thousand one hundred twenty-five) shares.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 4,554,000 (four million five hundred and fifty-four thousand), divided into 4,554,000 (four million five hundred and fifty-four thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed within September 30, 2009, on the terms and conditions provided in the same resolution; as of January 28, 2008, such amount was reduced to 302,875 (three hundred and two thousand eight hundred seventy-five) Euro as a consequence of the subscription of no. 4,251,125 (four million two hundred fifty-one thousand one hundred twenty-five) shares.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 1,560,000 (one million five hundred and sixty thousand), divided into 1,560,000 (one million five hundred and sixty thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed, within September 30, 2019, only by employees and operating consultants of the company and/or its controlling/controlled companies, (included the current Chairman of the Board of Directors and managers) on the terms and conditions provided in the same resolution; as of January 28, 2008, such amount was reduced to 1,500,000 (one million five hundred thousand) Euro as a consequence of the subscription of 60,000 (sixty thousand) shares.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 1,560,000 (one million five hundred and sixty thousand), divided into 1,560,000 (one million five hundred and sixty thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed, within September 30, 2019, only by employees and operating consultants of the company and/or its controlling/controlled companies, (included the current Chairman of the Board of Directors and managers) on the terms and conditions provided in the same resolution; as of January 28, 2008, such amount was reduced to 1,500,000 (one million five hundred thousand) Euro as a consequence of the subscription of 60,000 (sixty thousand) shares.

By means of a resolution of the shareholders’ meeting dated November 29, 2005, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian civil code, up to an amount equal to Euro 713,518 (seven hundred and thirteen thousand five hundred and eighteen) divided into 713,518 shares having par value of Euro 1 (one) each, reserved to the exercise of the rights arising from the authorized warrants, on the terms and conditions provided in the resolution of the shareholders’ meeting dated November 29, 2005 and the regulations attached thereto; as of January 28, 2008, such amount was entirely subscribed.

By means of a resolution of the shareholders’ meeting dated November 29, 2005, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian civil code, up to an amount equal to Euro 713,518 (seven hundred and thirteen thousand five hundred and eighteen) divided into 713,518 shares having par value of Euro 1 (one) each, reserved to the exercise of the rights arising from the authorized warrants, on the terms and conditions provided in the resolution of the shareholders’ meeting dated November 29, 2005 and the regulations attached thereto; as of January 28, 2008, such amount was entirely subscribed.

The directors shall have the power, pursuant to articles 2443 and 2420-ter of the Italian Civil Code - for a five-year term starting from the date of the resolution of the extraordinary shareholders’ meeting dated April 28, 2006 – to:

The directors shall have the power, pursuant to articles 2443 and 2420-ter of the Italian Civil Code - for a five-year term starting from the date of the resolution of the extraordinary shareholders’ meeting dated April 28, 2006 – to:

(i)  increase the capital of the Company in cash up to Euro 90 million of par value, in one or more transactions, divided into 90,000,000 (ninety million) ordinary shares, with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

(i)  increase the capital of the Company in cash up to Euro 90 million, in one or more transactions, with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

(ii)  issue convertible bonds, (even subordinated) and increase the capital of the Company, in one or more transactions, where appropriate or in the interest of the Company up to Euro 10 million of par value, through the relevant issuance of ordinary shares reserved for the conversion of such convertible bonds, it being understood that such convertible bonds may be reserved, in whole or in part, to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds;

(ii)  issue convertible bonds, (even subordinated) and increase the capital of the Company, in one or more transactions, where appropriate or in the interest of the Company up to Euro 10 million, through the relevant issuance of ordinary shares reserved for the conversion of such convertible bonds, it being understood that such convertible bonds may be reserved, in whole or in part, to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds;

(iii) in each case, exclude or limit the option right of the shareholders if the Board of directors determines that exclusion or limitation to be in the interest of the Company.	(iii) in each case, exclude or limit the option right of the shareholders if the Board of directors determines that exclusion or limitation to be in the interest of the Company.

Current Version	Amended Version

In particular, the Board of Directors may limit or exclude the option right of the shareholders, pursuant to article 2441, fifth paragraph, of the Italian Civil Code, for such reasons as the Board determines to be in the interest of the Company, including but not limited to reserving the capital increase to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies and/or (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (collectively, the “Strategic Investors”). The option right, in case of issuance of convertible bonds and/or warrants, may be excluded and/or limited in the event such financial instruments are granted to Strategic Investors and/or current owners of convertible bonds and/or warrants of the Company.

In particular, the Board of Directors may limit or exclude the option right of the shareholders, pursuant to article 2441, fifth paragraph, of the Italian Civil Code, for such reasons as the Board determines to be in the interest of the Company, including but not limited to reserving the capital increase to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies and/or (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (collectively, the “Strategic Investors”). The option right, in case of issuance of convertible bonds and/or warrants, may be excluded and/or limited in the event such financial instruments are granted to Strategic Investors and/or current owners of convertible bonds and/or warrants of the Company.

By means of a resolution dated May 31, 2006, the Board of Directors – in partial execution of the power granted to it by Extraordinary Shareholders’ meeting of April 28, 2006 pursuant to Article 2443 of the Italian Civil Code – resolved, inter alia, with exclusion of the option right pursuant to Article 2441 fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash up to an amount equal to Euro 466,446 (four hundred sixty-six thousand four hundred forty-six), divided into 466,446 (four hundred sixty-six thousand four hundred forty-six) ordinary shares having a par value of Euro 1 (one) each, reserved to the exercise of the warrants, the issuance of which has been resolved at the same time; as of January 28, 2008, such amount was reduced to 322,526 (three hundred twenty-two thousand five hundred twenty-six) Euro as a consequence of the exercise of 143,920 (one hundred forty-three thousand nine hundred and twenty) warrants, on the terms and conditions provided by the above said resolution of the Board of Directors dated May 31, 2006 and the documents attached thereto.

By means of a resolution dated May 31, 2006, the Board of Directors – in partial execution of the power granted to it by Extraordinary Shareholders’ meeting of April 28, 2006 pursuant to Article 2443 of the Italian Civil Code – resolved, inter alia, with exclusion of the option right pursuant to Article 2441 fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash up to an amount equal to Euro 466,446 (four hundred sixty-six thousand four hundred forty-six), divided into 466,446 (four hundred sixty-six thousand four hundred forty-six) ordinary shares having a par value of Euro 1 (one) each, reserved to the exercise of the warrants, the issuance of which has been resolved at the same time; as of January 28, 2008, such amount was reduced to 322,526 (three hundred twenty-two thousand five hundred twenty-six) Euro as a consequence of the exercise of 143,920 (one hundred forty-three thousand nine hundred and twenty) warrants, on the terms and conditions provided by the above said resolution of the Board of Directors dated May 31, 2006 and the documents attached thereto.

By means of a resolution dated December 15, 2006, the Board of Directors – in partial execution of the power granted by Extraordinary Shareholders’ meeting of April 28, 2006 pursuant to Article 2443 of the Italian Civil Code – resolved, with exclusion of the option right pursuant to Article 2441 fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash up to an amount equal to Euro 151,200 (one hundred fifty-one thousand two hundred), divided into 151,200 (one hundred fifty-one thousand two hundred) ordinary shares having a par value of Euro 1 (one) each, reserved to the exercise of the warrants, the issuance of which has been resolved at the same time; as of January 28, 2008, such amount was reduced to 43,210 (forty-three thousand two hundred and ten) Euro as a consequence of the exercise of 107,990 (one hundred and seven thousand nine hundred and ninety) warrants, on the terms and conditions provided by the above said resolution of the Board of Directors dated December 15, 2006 and the documents attached thereto.

By means of a resolution dated December 15, 2006, the Board of Directors – in partial execution of the power granted by Extraordinary Shareholders’ meeting of April 28, 2006 pursuant to Article 2443 of the Italian Civil Code – resolved, with exclusion of the option right pursuant to Article 2441 fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash up to an amount equal to Euro 151,200 (one hundred fifty-one thousand two hundred), divided into 151,200 (one hundred fifty-one thousand two hundred) ordinary shares having a par value of Euro 1 (one) each, reserved to the exercise of the warrants, the issuance of which has been resolved at the same time; as of January 28, 2008, such amount was reduced to 43,210 (forty-three thousand two hundred and ten) Euro as a consequence of the exercise of 107,990 (one hundred and seven thousand nine hundred and ninety) warrants, on the terms and conditions provided by the above said resolution of the Board of Directors dated December 15, 2006 and the documents attached thereto.

By means of a resolution dated February 6, 2007, the Board of Directors – in partial execution of the power granted to it by Extraordinary Shareholders’ meeting of April 28, 2006 pursuant to Article 2443 of the Italian Civil Code – resolved, with exclusion of the option right pursuant to Article 2441 fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash up to an amount equal to Euro 2,354,000 (two million three hundred fifty-four thousand), divided into 2,354,000 (two million three hundred fifty-four thousand) ordinary shares having a par value of Euro 1 (one) each, to be issued within March 9, 2007 by the Strategic Investors; as of January 28, 2008, such amount was entirely subscribed, on the terms and conditions provided by the above said resolution of the Board of Directors dated February 6, 2007 and the documents attached thereto.

By means of a resolution dated February 6, 2007, the Board of Directors – in partial execution of the power granted to it by Extraordinary Shareholders’ meeting of April 28, 2006 pursuant to Article 2443 of the Italian Civil Code – resolved, with exclusion of the option right pursuant to Article 2441 fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash up to an amount equal to Euro 2,354,000 (two million three hundred fifty-four thousand), divided into 2,354,000 (two million three hundred fifty-four thousand) ordinary shares having a par value of Euro 1 (one) each, to be issued within March 9, 2007 by the Strategic Investors; as of January 28, 2008, such amount was entirely subscribed, on the terms and conditions provided by the above said resolution of the Board of Directors dated February 6, 2007 and the documents attached thereto.

The Board of Directors shall have the power, pursuant to article 2443 of the Italian Civil Code - for a five-year term starting from the date of the resolution of the Extraordinary Shareholders’ meeting dated June 26, 2009 – to increase the capital of the Company in cash, up to an amount equal to Euro 100,000,000 on a separable basis, in one or more transactions, for a rights offering, through the issuance of up to a maximum of 120,000,000 shares, without par value, with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase, and with the faculty to reserve 1/4 of any such capital increase to employees as equity incentives under the Company’s equity incentive plans in effect from time to time, pursuant to article 2441, eight paragraph of the Italian Civil Code, while the remaining 3/4 of the capital increase will initially be offered to existing shareholders, pursuant to article 2441 of the Italian Civil Code.

In light of the above, the Board of Directors proposes to hold an Extraordinary Shareholders’ Meeting to approve the following resolutions:

At the Extraordinary Shareholders’ Meeting of Gentium S.p.A., after having examined and approved the report of the Board of Directors, the shareholders

RESOLVED

To cancel the par value of the ordinary shares of the Company, including removal of the par value of the ordinary shares of the Company previously authorized;

To grant the Board of Directors, pursuant to article 2443 of the Italian Civil Code, with the power - for a five-year term starting from the date of the resolution of the Extraordinary Shareholders’ meeting – to increase the capital of the Company in cash, up to an amount equal to Euro 100,000,000 on a separable basis, in one or more transactions, for a rights offering, through the issuance of up to a maximum of 120,000,000 shares, without par value, with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase, and with the faculty to reserve 1/4 of any such capital increase to employees as equity incentives under the Company’s equity incentive plans in effect from time to time, pursuant to article 2441, eight paragraph of the Italian Civil Code, while the remaining 3/4 of the capital increase will initially be offered to existing shareholders, pursuant to article 2441 of the Italian Civil Code;

To amend article 6 of the Bylaws of the Company as indicated above; and

To grant Dr. Laura Ferro with the power to carry out all the necessary formalities, in order to implement the above resolutions.